Steve Lin To Call Writer Directly +8610 5737 9315 steve.lin@kirkland.com	58th Floor, China World Tower A No. 1 Jian Guo Men Wai Avenue Beijing 100004, P.R. China Telephone: +8610 5737 9300 Facsimile: +8610 5737 9301 www.kirkland.com

March 24, 2023

CONFIDENTIAL

Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Jinxin Technology Holding Company
Confidential Submission of the Draft Registration Statement on Form F-1

Dear Sir/Madam:

On behalf of our client, Jinxin Technology Holding Company (the “Company”), a foreign private issuer incorporated under the laws of the Cayman Islands, we are hereby submitting the Company’s draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering in the United States of American Depositary Shares (“ADSs”), representing the Company’s ordinary shares, par value of US$0.00001428571428 per share. The Draft Registration Statement is submitted via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential non-public review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company confirms that it is an “emerging growth company” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended. The Company also confirms that it will publicly file the registration statement and the non-public draft registration statements previously submitted on a confidential basis at least 15 days prior to any road show in connection with the offering. A registration statement on Form F-6 relating to the ADSs will be filed with the Commission in due course.

The Company has included in this submission its audited consolidated financial statements and selected financial information as of and for the fiscal years ended December 31, 2021 and 2022. As an emerging growth company, the Company has omitted from the Draft Registration Statement its financial statements for the fiscal year ended December 31, 2020, and has also omitted the selected financial information for the fiscal years prior to the fiscal year ended December 31, 2021.

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Securities and Exchange Commission March 24, 2023 Page 2

If you have any questions regarding the Draft Registration Statement, please contact me at steve.lin@kirkland.com, + 86 10 5737 9315 (work) or +86 18610495593 (cell), or Justin Zhou at justin.zhou@kirkland.com, + 86 10 5737 9323 (work) or +86 18614200658 (cell).

Thank you for your time and attention.

Very truly yours,

/s/ Steve Lin
Steve Lin

Enclosure

c.c.	Jin Xu, Chairman of the Board of Directors and Chief Executive Officer, Jinxin Technology Holding Company
Jun Jiang, Director and Chief Operating Officer, Jinxin Technology Holding Company
David Zhang, Esq., Partner, Kirkland & Ellis International LLP
Steve Lin, Esq., Partner, Kirkland & Ellis International LLP
Justin Zhou, Esq., Partner, Kirkland & Ellis International LLP
Patrick Wong, Partner, WWC Professional Corporation Limited
Ying Li, Esq., Partner, Hunter Taubman Fischer & Li LLC
Guillaume de Sampigny, Esq., Partner, Hunter Taubman Fischer & Li LLC